Exhibit 99.5

DRIVER OPPORTUNITY PARTNERS I LP

c/o Driver Management Company LLC

1903 San Pedro Avenue, Suite 102

San Antonio, Texas 78212

February 22, 2023

VIA ELECTRONIC MAIL AND OVERNIGHT MAIL

First Foundation Inc.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
Attn:	Catharine Kelly Rentzel
Executive Vice President, General Counsel and Corporate Secretary

	Re:	Recent Company Communications

Dear Ms. Rentzel:

As this letter was being prepared, counsel to Driver (as defined below) received a letter, dated February 22, 2023, from Mark Moran of Vinson & Elkins claiming that the Nomination Notice (as defined below) is invalid. Driver does not believe that FFWM (as defined below) has any reasonable basis on which to make this claim and fully intends to take such action as it deems necessary to protect the right of all FFWM stockholders to elect directors of their choosing. Driver believes that any attempt to invalidate the Nomination Notice or prevent the nomination of Allison Ball for election to the Board (as defined below) at the Annual Meeting (as defined below) is clear proof that the Board is hopelessly entrenched and fears being held accountable for the decisions and lack of oversight that led to a 42% decline in the price of FFWM’s common stock during 2022.

In light of FFWM’s ongoing harassment of Lila Flores’s husband, Chad Flores, and in order to eliminate any concerns regarding her friendship with Ms. Ball, Ms. Flores has requested that Driver withdraw its nomination of Ms. Flores for election to the Board at the Annual Meeting. Driver does not believe that Ms. Flores’s friendship with Ms. Ball could give rise to any reasonable concern regarding either Ms. Flores’ or Ms. Ball’s ability to serve on the Board or their independence but has acceded to Ms. Flores’ request and hereby withdraws the Nomination Notice to the extent it pertains to Ms. Flores’ nomination. As a result, no response is given to any alleged deficiencies in the Company Letters (as defined below) with respect to Ms. Flores.

*	*	*

Driver Opportunity Partners I LP (“Driver” or the “Nominating Stockholder”) is in receipt of the letters from First Foundation Inc. (the “Company”), dated February 6, 2023 (the “February 6 Letter”) and dated February 7, 2023 (the “February 7 Letter”; and, together with the February 6 Letter, the “Company Letters”), regarding Driver’s notice dated December 30, 2022 (the “Nomination Notice”), with respect to the nomination of Allison Ball as a nominee (the “Nominee”) for election to the Company’s Board of Directors (the “Board”) at the 2023 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

February 22, 2023

Driver believes the Nomination Notice does not contain any deficiencies that need to be remedied and that it is already in compliance with the requirements of the Company’s Bylaws (the “Bylaws”). Before addressing any of the alleged deficiencies complained of in the Company Letters, a review of the purpose of advance notice bylaws may be instructive in order to place the alleged deficiencies in the proper context. It is settled Delaware law that advance notice bylaws “are designed and function to permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations.”1

Driver delivered the Nomination Notice on December 30, 2022, the first day that the “nomination window”—the period of time during which FFWM stockholders could nominate candidates for election as directors at the Annual Meeting—was open. Driver does not believe that any reasonable person could dispute that FFWM has been provided “fair warning” and given “sufficient time to respond” to the Nomination Notice. Additionally, it is entirely unclear what, if any, relationship exists between any of the alleged deficiencies and an “orderly” Annual Meeting.

Unfortunately, some Delaware Court of Chancery opinions have, very incorrectly, in Driver’s view, expanded the purpose of advance notice bylaws to include “an informational requirement that serves an important disclosure function, allowing boards of directors to knowledgably make recommendations about nominees and ensuring that stockholders cast well-informed votes.”2 It appears that the alleged deficiencies may be based upon what Driver believes are entirely spurious purposes based on a number of erroneous assumptions.

To begin with, there is no requirement under Delaware law that a board of directors shall make any recommendation with respect to the election of directors by stockholders.3 This is not surprising given the general proposition that, in a Delaware corporation, directors are agents of stockholders and “the fundamental governance right possessed by shareholders is the ability to vote for the directors the shareholder wants to oversee the firm.”4 Indeed, courts have repeatedly repudiated the “notion that directors know better than the stockholders about who should be on the board.”5 Moreover, current Chancellor McCormick has repeatedly pointed out that “even a board’s honest belief that its incumbency protects and advances the best interests of the stockholders… typically amounts to an unintentional violation of the fiduciary duty of loyalty.”6 While Delaware permits incumbent boards to utilize corporate resources to “inform the stockholders of the considerations which the directors deem sufficient to support the wisdom of the policy advocated by them,” informing is clearly not the same as making recommendations on how stockholders should cast their votes in a contested director election, which seems the near cousin of substituting their judgment for that of stockholders as to who should be on the board.7

1 Openwave Sys. Inc. v. Harbinger Capital Partners Master Fund I, Ltd., 924 A.2d 228, 239 (Del. Ch. 2007).

2 Strategic Inv. Opportunities LLC v. Lee Enters., Inc., C.A. No. 2021-1089-LWW (Del. Ch. Feb. 14, 2022).

3 Unlike the procedure for a merger involving a Delaware corporation, which requires that the board of directors “adopt a resolution approving an agreement of merger or consolidation and declaring its advisability,” contained in Delaware General Corporate Law (“DGCL”) § 251(b), Delaware law neither imposes a duty nor contemplates that directors make any recommendation with respect to the election of directors.

4 See, Blaisus Indus., Inc. v. Atlas Corp., 564 A.2d 651, 663 (Del. Ch. 1988)(noting that “a decision by the board to act for the primary purpose of preventing the effectiveness of a shareholder vote inevitably involves the question who, as between the principal and the agent, has authority with respect to a matter of internal corporate governance.”) [emphasis added]; EMAK Worldwide, Inc. v. Kurtz, 50 A.3d 429, 433 (Del. 2012)(holding that without the right to elect directors “a shareholder would more closely resemble a creditor than an owner.”).

5 See, Pell v. Kill, 135 A.2d 764, 790 (Del. Ch. 2016) (noting “the belief that directors know better than stockholders is not a legitimate justification when the question involves who should serve on the board of a Delaware Corporation"); Esopus Creek Value LP v. Hauf, 913 A.2d 593, 603 (Del. Ch. 206) (holding that “even a board’s honest belief that its incumbency protects and advances the best interests of stockholders is not a compelling justification. Instead, such action typically amounts to an unintentional violation of the duty of loyalty.”

6 See, e.g., Coster v. UIP Cos., C.A. No. 2018-0440-KSJM, (Del. Ch. 2022); Totta v. CCSB Fin. Corp. C.A. No. 2021-0173-KSJM (Del. Ch. 2022)

7 See, Hall v. Trans-Lux Daylight Picture Screen Corp., 171 A. 226, 227 (Del. Ch. 1934)

February 22, 2023

Since there is no requirement that a board of directors make recommendations regarding individuals nominated by a stockholder for election to directors, there is clearly no need for advance notice bylaws to serve any “informational requirement” beyond what is necessary to provide a board of directors with “fair warning” and “to permit [an] orderly meeting.” It is unclear where the specious notion that advance bylaws serve an “important disclosure function” originated, though Rosenbam v. CytoDyn, Inc. may be the culprit.8 In CytoDyn, a classic example of bad facts making bad law, then Vice-Chancellor Slights (who has since left the Delaware Court of Chancery) was confronted with a fact pattern whereby a nominee intentionally sought to hide information—information that was, in any event already known to the board of directors— that might lead to the conclusion that the nominee, if elected, would seek to cause CytoDyn to merge with another corporation, the result of which would create benefits for the nominee that would not be shared by all other CytoDyn stockholders. Former Vice Chancellor Slights opined that the nominee’s notice of nomination was deficient because the information omitted would likely have been material to stockholders in deciding how to cast their vote. Overlooked by this misguided analysis, however, are the related facts that notices of nomination are rarely made public and stockholders, at least of public companies, have the benefit of information contained in proxy statements and other solicitation materials filed with the Securities and Exchange Commission (the “SEC”) on which to form their voting decisions. Obviously, if the board of directors in CytoDyn considered the information omitted from the nominee’s notice of nomination material to a stockholder’s voting decision, they could have included that information, which they already possessed, in their own proxy statement or, if such information was not included in the nominee’s proxy statement, brought an action pursuant to Exchange Act Rule 14a-9 (“Rule 14a-9”).

All of this leads to another point, which is that, despite the fact that it has become commonplace to require that a nominee and/or nominating stockholder include all information (the “Proxy Information”) that would be required to be included in a proxy statement pursuant to Section 14 of the Exchange Act and the rules promulgated thereunder (the “Proxy Rules”), frequency neither confers nor presupposes legitimacy. As far as Driver is concerned, the only purpose of such a requirement is to provide a faithless and disloyal board of directors with the opportunity to either (i) cause a stockholder, as FFWM has done with the picayune “deficiencies” complained of, to spend time and resources providing information that is entirely immaterial to any legitimate purpose served by advance notice bylaws or (ii) use the information provided by the nominee and/or nominating stockholder to play “gotcha” by inundating the staff of the SEC with so-called “bedbug letters.”

To state the obvious, the Proxy Information is required by law to be disclosed to all stockholders prior to any solicitation of proxies and, in the event a board of directors believes that a nominating stockholder has failed to disclose any Proxy Information, the Proxy Rules provide a clear remedy, i.e., a claim that the nominating stockholder has violated Rule 14a-9. Of course, however, the prohibitions contained in Rule 14a-9 extend only to information that is material (with the materiality in litigation based on Rule 14a-9 to be determined by an impartial trier of fact) whereas Driver believes that any reasonable FFWM stockholder would be hard pressed to find any of the information supplied below in response to any alleged “deficiency” to be material to their voting decision.

Two additional points are worth noting. First, given the facts and circumstances in the instant situation, there is no question that the Company Questionnaire (as defined below) was not prepared on the proverbial “clear day” and the appropriateness of the Company Questionnaire will be scrutinized accordingly.

Second, it is a little hard to square the Board’s martinet-like demands for adherence with the advance notice provisions of the Bylaws when it allowed Christopher Naghibi, the chief credit officer of FFWM’s banking subsidiary to serve as a director (or “management official”) of both Friendly Hills Bancorp and Friendly Hills Bank, both “depository institutions” with offices in the same “community” as FFWM, from December 22, 2021 until September 6, 2022 in apparent violation of the Depository Institution Management Interlocks Act (12 USC §§ 3201 et eq.) and the Board of Governors of the Federal Reserve System’s related Interlocks Rule (12 CFR 212; 238.91-.99).

8 C.A. No. 2021-0728-JRS.

February 22, 2023

Notwithstanding the foregoing and without conceding or admitting that there is any merit to the purported deficiencies with respect to the information disclosed in the Nomination Notice, Driver hereby provides the following information on a voluntary basis in response to the Company Letters solely in the hopes of concluding this farcical exercise.

Driver believes that the Board has entirely failed in its duty to manage FFWM and the 42% decline in the price of FFWM’s common stock during 2022 is clear evidence of the adverse impact of that failure on stockholder value. To the extent the Board disagrees with Driver, they can and should make their case to FFWM stockholders and allow FFWM stockholder to determine who should be on the Board rather than wasting time in a vain attempt to preclude a contested election, which is clearly the point of the Company Letters (absent any compelling rationale as to why the information provided in response to the alleged deficiencies is at all relevant or vital).

Further, we hereby demand the Company provide a representation that (i) each of the current directors of the Board has completed the same Company Questionnaire, without edits or amendments, (the “Company Questionnaire”) that was provided for the Nominee’s completion, (ii) each of the current directors on the Board has provided the same level of disclosure that is being requested of the Nominee, as per the Bylaws, and (iii) comparable information requested in the Company Letters and in the Company Questionnaire was requested and received by the Board’s Nominating and Corporate Governance Committee (the “Nominating Committee”) of each individual that the Nominating Committee has nominated for election as a director to the Board.

All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Nomination Notice.

Please see below for responses to the purported deficiencies set forth in the February 6 Letter:

Purported Deficiency #1:

Pursuant to Article II, Section 2.2(d)(i)(A) of the Bylaws, a stockholder notice of nominations is required to set forth “all information relating to such [p]roposed Nominee that is required to be disclosed in solicitations of proxies for election of directors in a contested election, or is otherwise required , in each case pursuant to and in accordance with Regulation 14A under the [Securities Exchange Act of 1934, as amended (the ‘Exchange Act’)],” which includes Item S(b)(l )(ii) of Schedule 14A. Item 5(b)(l)(ii) of Schedule 14 A requires the disclosure of each Nominee’s “present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on...” (emphasis added). The Nomination Notice stated that the principal occupation of Ms. Ball is serving as an investment partner at Hanover Technology Investment Management [(‘Hanover Technology’)].” However, the Nomination Notice also provided that Ms. Ball is “an Investment Partner for [Hanover Technology] [...] and a Partner at Accelerated Advisory Group, LLC.” As a result of these numerous inconsistent disclosures, Ms. Ball’s “present principal occupation” cannot be determined. Moreover, the Nomination Notice provided the “principal business address’’ for Ms. Ball, but it failed to clarify or confirm that such address is also the address of Hanover Technology, as required by Item 5(b)(l)(ii) of Schedule 14A. Further, the Nomination Notice stated that the “principal occupation of Ms. Flores is serving as US Commercial Leader for Palantir Technologies Inc. [(‘Palantir’)].” However, the Nomination Notice also provided that Ms. Flores is “a US Commercial Leader for [Palantir] [...] and a Principal of CAZ Investments LP.” As a result of these numerous inconsistent disclosures, Ms. Flores’ “present principal occupation” cannot be determined. Also, while the Nomination Notice provided “the principal business address” for Ms. Flores, the Nomination Notice failed to provide the address of Palantir or confirm whether its address is the same as the address provided for Ms. Flores, as required by Item 5(b)(ii) of Schedule 14A.

February 22, 2023

We confirm that Ms. Ball’s principal occupation is serving as an Investment Partner at Hanover Technology, as Ms. Ball dedicates the majority of her time to this position. Serving as Partner at Accelerated Advisory, LLC (“Accelerated Advisory”) is not her principal occupation. The principal business address of Ms. Ball is c/o Hanover Technology Investment Management, LLC, 3242 Bryn Mawr Drive, Dallas, Texas 75225. Driver notes that, like many individuals, particularly subsequent to the lockdowns imposed as a result of COVID 19, Ms. Ball works from home, therefore her home address, the address at which she principally works, is her “principal business address.”

We request that the Company indicate how such requested information is necessary to “permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations.” See, Openwave Systems Inc. v. Harbinger Capital Partners Master Fund I Ltd., 924. A. 2d 228,239 (Del. Ch. 2007).

Purported Deficiency #2:

Pursuant to Article II, Section 2.2(d)(i)(A) of the Bylaws, a stockholder notice of nominations is required to set forth “all information relating to such [p]roposed Nominee that is required to be disclosed in solicitations of proxies for election of directors in a contested election, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act,” which includes Item 7(b) of Schedule 14A. Item 7(b) of Schedule 14A requires the disclosure of the information required by Item 404(a) of Regulation S-K. Item 404(a) of Regulation S-K requires the disclosure of “any transaction, since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest” (emphasis added). The Nomination Notice provided that “no Nominee or any of her associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year , or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000 ,” but failed to provide such disclosure for transactions “ in which any related person had or will have a direct or indirect material interest” (emphasis added). Further, when applied to a nominee for director, the related persons include such nominee for director and his or her immediate family members, as such term is defined in Item 404(a) of Regulation S-K. The Nomination Notice failed to provide such disclosure for any immediate family members of the Nominees.

Except as otherwise set forth in the Nomination Notice (including the Exhibits thereto), no Nominee or any of her associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

Except as otherwise set forth in the Nomination Notice (including the Exhibits thereto), there are no other direct or indirect material interests in any material contracts or agreements between or among the Nominating Stockholder, on the one hand, and each Nominee or her respective associates or immediate family members or any other participants in such solicitation, on the other hand, including, any transactions that would be required to be disclosed pursuant to Item 404 under Regulation S-K if the Nominating Stockholder were the “registrant” for purposes of such rule and each Nominee were a director or executive officer of such registrant.

February 22, 2023

We request that the Company indicate how such requested information is necessary to “permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations.” Id.

Purported Deficiency #3:

Pursuant to Article II, Section 2.2(d)(iii)(3) of the Bylaws, a stockholder notice of nominations is required to set forth “as to the [Nominating Stockholder] giving the notice and the beneficial owner, if any, on whose behalf the nomination is made[...] any other information relating to each [of the Nominating Stockholder and the beneficial owner, if any, on whose behalf the nomination is made] that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act,” which includes Item 5(b)(1)(xi) of Schedule 14A. Item 5(b)(1)(xi) requires that a stockholder notice of nominations “[f]urnish for [each] participant and [the] associates of [each] participant the information required by Item 404(a) of Regulation S-K.” As discussed above, Item 404(a) of Regulation S-K requires the disclosure of certain transactions. The Nomination Notice provided that “no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000,” but failed to provide such disclosure for transactions “ in which any related person had or will have a direct or indirect material interest.” Further, when applied to a nominee for director, the related persons include such nominee for director and his or her immediate family members, as such term is defined in Item 404(a) of Regulation S-K. Again, the Nomination Notice failed to provide such disclosure for any immediate family members of the Nominees.

Except as otherwise set forth in the Nomination Notice (including the Exhibits thereto), no Participant or any of his, her or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

Except as otherwise set forth in the Nomination Notice (including the Exhibits thereto), there are no other direct or indirect material interests in any material contracts or agreements between or among the Nominating Stockholder, on the one hand, and each Nominee or her respective associates or immediate family members or any other participants in such solicitation, on the other hand, including, any transactions that would be required to be disclosed pursuant to Item 404 under Regulation S-K if the Nominating Stockholder were the “registrant” for purposes of such rule and each Nominee were a director or executive officer of such registrant.

We request that the Company indicate how such requested information is necessary to “permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations.” Id.

February 22, 2023

Purported Deficiency #4:

Pursuant to Article II, Section 2.2(d)(i)(A) of the Bylaws, a stockholder notice of nominations is required to set forth “all information relating to such [p]roposed Nominee that is required to be disclosed in solicitations of proxies for election of directors in a contested election, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act,” which includes Item 8 of Schedule 14A. Item 8 of Schedule 14A requires, with respect to the Nominees and their associates, the disclosure of the information required by Item 402 of Regulation S-K (Executive Compensation). The Nomination Notice failed to provide this required disclosure or confirm that the Nominees and their associates have no such information to provide.

The Nominee and none any of her associates have received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

We request that the Company indicate how such requested information is necessary to “permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations.” Id.

Purported Deficiency #5:

Pursuant to Article II, Section 2.2(d)(iii)(2)(C) of the Bylaws, a stockholder notice of nominations is required to set forth “as to the [Nominating Stockholder] giving the notice and the beneficial owner, if any, on whose behalf the nomination is made [...] any proxy, contract, arrangement, understanding (written or oral) , or any relationship, pursuant to which [either the Nominating Stockholder or the beneficial owner, if any, on whose behalf the nomination is made] has a right to vote, directly or indirectly, any shares of capital stock or any other security of the [Company].” The Nomination Notice disclosed that Driver Management Company LLC (“Driver Management”) and J. Abbott R. Cooper owned “289,00 shares of Common Stock (consisting of the 76,000 shares of Common Stock owned directly by [the Nominating Stockholder] and the 213,000 shares of Common Stock held in certain separately managed accounts.” The Nomination Notice failed to provide whether, by virtue of such beneficial ownership, Driver Management and Mr. Cooper have any power to vote such shares.

The Nominating Stockholder has shared voting and dispositive power with respect to the shares of Common Stock it directly beneficially owns.

As the general partner of the Nominating Stockholder, Driver Management has shared voting power and dispositive power with respect to the shares of Common Stock beneficially owned by the Nominating Stockholder.

As the investment manager to certain separately managed accounts (the “SMAs”), Driver Management has sole voting and dispositive power with respect to the shares of Common Stock held in the SMAs.

As the managing member of Driver Management, Mr. Cooper has shared voting power and dispositive power with respect to the shares of Common Stock beneficially owned by the Nominating Stockholder.

February 22, 2023

We request that the Company indicate how such requested information is necessary to “permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations.” Id.

Purported Deficiency #6:

Pursuant to Article II, Section 2.2(d)(iii)(3) of the Bylaws, a stockholder notice of nominations is required to set forth “as to the [Nominating Stockholder] giving the notice and the beneficial owner, if any, on whose behalf the nomination is made [...] any other information relating to each [of the Nominating Stockholder and the beneficial owner, if any, on whose behalf the nomination is made] that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act,” which includes Item 4(b)(2) of Schedule 14A. Item 4(b)(2) of Schedule 14A requires that “[i]f regular employees of the registrant or any other participant in a solicitation have been or are to be employed to solicit security holders,” a stockholder notice of nominations must “describe the class or classes of employees to be so employed, and the manner and nature of their employment for such purpose.” Mr. Cooper is the managing member of the general partner of the Nominating Stockholder. The Nomination Notice failed to state whether Mr. Cooper, as an employee of the Nominating Stockholder, or any other employees of Nominating Stockholder will be employed to solicit stockholders, and if so, to describe their class or classes and the manner and nature of their employment for such purpose.

Mr. Cooper is not an employee of the Nominating Stockholder and no employees of the Nominating Stockholder will be employed to solicit stockholders of the Company. Furthermore, no Participants will be employed to solicit stockholders of the Company.

Since the submission of the Nomination Notice, the Nominating Stockholder has retained Saratoga Proxy Consulting LLC (“Saratoga”) as its proxy solicitor for solicitation and advisory services in connection with its anticipated solicitation of proxies for the Annual Meeting.

We request that the Company indicate how such requested information is necessary to “permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations.” Id.

Purported Deficiency #7:

Pursuant to Article II, Section 2.2(d)(iii)(3) of the Bylaws, a stockholder notice of nominations is required to set forth “as to the [Nominating Stockholder] giving the notice and the beneficial owner, if any, on whose behalf the nomination is made [...] any other information relating to each [of the Nominating Stockholder and the beneficial owner, if any, on whose behalf the nomination is made] that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act,” which includes Item 4(b)(3) of Schedule 14A. Item 4(b)(3) of Schedule 14A requires that “[i]f specially engaged employees, representatives or other persons have been or are to be employed to solicit security holders,” a stockholder notice of nomination s must “state (i) the material features of any contract or arrangement for such solicitation and the identity of the parties, (ii) the cost or anticipated cost thereof and (iii) the approximate number of such employees or any other person (naming such other person) who will solicit security holders” (emphasis added). The Nomination Notice provided that “[t]he Nominating Stockholder expects to retain a proxy solicitor for solicitation and advisory services in connection with its anticipated solicitation of proxies for the Annual Meeting. The costs for such proxy solicitor and the number of people to be employed by such proxy solicitor to solicit proxies for the Annual Meeting is presently unknown” (emphasis added). Even if the precise cost was “presently unknown,” Item 4(b)(3) of Schedule 14A requires the “anticipated cost” of this figure (emphasis added). Further, even if the number of people to be employed was “presently unknown,” Item 4(b)(3) of Schedule 14A requires the “approximate number” of employees (emphasis added).

February 22, 2023

Since the submission of the Nomination Notice, the Nominating Stockholder has retained Saratoga as its proxy solicitor for solicitation and advisory services in connection with its anticipated solicitation of proxies for the Annual Meeting. The total costs for Saratoga’s services and the number of people to be employed by Saratoga to solicit proxies for the Annual Meeting is presently unknown. However, the Nominating Stockholder anticipates that the total costs for Saratoga’s services will be between $100,000 and $500,000, together with reimbursement for its reasonable out-of-pocket expenses, and that the proxy solicitor will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. It is anticipated that Saratoga will employ between 2 to 20 persons to solicit stockholders for the Annual Meeting.

We request that the Company indicate how such requested information is necessary to “permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations.” Id.

Purported Deficiency #8:

Pursuant to Article II, Section 2.2(d)(iii)(3) of the Bylaw s, a stockholder notice of nominations is required to set forth “as to the [Nominating Stockholder] giving the notice and the beneficial owner, if any, on whose behalf the nomination is made[...] any other information relating to each [of the Nominating Stockholder and the beneficial owner, if any, on whose behalf the nomination is made] that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act,” which includes Item 4(b)(4) of Schedule 14A. Item 4(b)(4) of Schedule 14A requires that a stockholder notice of nominations “[s]tate the total amount estimated to be spent and the total expenditures to date for, in furtherance of or in connection with the solicitation of security holders” (emphasis added). The Nomination Notice provided “the manner in which the anticipated solicitation will be undertaken [and] information regarding the costs associated therewith [...] is presently unknown” (emphasis added). Item 4(6)(4) of Schedule 14A requires a stockholder notice of nominations to provide “the total amount estimated to be spent” (emphasis added). Even if the precise total amount is “presently unknown,” Item 4(b)(4) of Schedule 14A requires an estimate of this figure. In addition, the Nomination Notice failed to provide the total expenditures to date. The Nomination Notice stated that “the Nominating Stockholder has not undertaken any activities to date in furtherance of, or in connection with, its anticipated solicitation of proxies for the Annual Meeting, [and) it has not incurred any expenses to date in furtherance of, or in connection with, any solicitation of proxies for the Annual Meeting.” However, the preparation and submission of the Nomination Notice was “in furtherance of, or in connection with” the Nominating Stockholder’ s anticipated solicitation of proxies for the Annual Meeting and accordingly, any costs associated with such preparation and submission were required to be disclosed in the Nomination Notice.

The total amount estimated to be spent in furtherance of or in connection with the solicitation of stockholders of the Company is approximately $1,000,000. The costs incurred up to the date hereof, including the costs associated with the preparation and submission of the Nomination Notice, are approximately $500,000.

February 22, 2023

We request that the Company indicate how such requested information is necessary to “permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations.” Id.

Purported Deficiency #9:

Pursuant to Article II, Section 2.2(d)(iii)(3) of the Bylaws, a stockholder notice of nominations is required to set forth “as to the [Nominating Stockholder] giving the notice and the beneficial owner, if any, on whose behalf the nomination is made [...] any other information relating to each [of the Nominating Stockholder and the beneficial owner, if any, on whose behalf the nomination is made] that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act,” which includes Item 5(b)(I)(viii) of Schedule 14A. Item 5(b)(1)(viii) of Schedule 14A requires a stockholder notice of nominations to state “ whether or not the participant is, or was within the past year , a party to any contract, arrangements or understandings with any person with respect to any securities of the registrant. “If so, a stockholder notice of nominations must “name the parties to such contracts, arrangements or understandings and give the details thereof.” Driver Management and Mr. Cooper “beneficially own 213,000 shares of Common Stock held in [certain separately managed accounts].” The Nomination Notice failed to provide any details about the arrangement under which Driver Management’s and Mr. Cooper’s investment in these shares of Common Stock is managed.

Driver Management has sole and exclusive discretion regarding the buying, selling and voting of securities held in the SMAs. Neither Driver Management nor Mr. Cooper is party to any specific arrangements relating to the shares of Common Stock, including, without limitation, any of the arrangements of the type listed in Item 5(b)(1)(viii) of Schedule 14A.

Except as set forth herein or in the Nomination Notice, no Participant is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company.

We request that the Company indicate how such requested information is necessary to “permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations.” Id.

Purported Deficiency #10:

Pursuant to Article II, Section 2.2(d)(iii)(3) of the Bylaws, a stockholder notice of nominations is required to set forth “as to the [Nominating Stockholder] giving the notice and the beneficial owner, if any, on whose behalf the nomination is made [...] any other information relating to each [of the Nominating Stockholder and the beneficial owner, if any, on whose behalf the nomination is made) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act,” which includes Item 6(d) of Schedule 14A. Item 6(d) of Schedule 14A requires a stockholder notice of nominations to “[f]urnish the information required by Item 403 of Regulation S-K to the extent known by the persons on whose behalf the solicitation is made.” The Nomination Notice failed to provide such disclosure.

February 22, 2023

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock as of the date of the Nomination Notice, December 30, 2022, as to each of the Nominating Stockholder, the beneficial owners on whose behalf the nomination is made, and the Nominee. The percent of class calculations herein are based upon an aggregate of 56,387,671 shares of Common Stock, par value $0.001 per share outstanding as of November 2, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2022.

Title of class	Name of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Common Stock, par value $0.001 per share	Driver Opportunity	76,000 shares of Common Stock owned directly, 1,000 shares of which are held in record name.	<1%

Common Stock, par value $0.001 per share	Driver Management	289,000 shares of Common Stock (consisting of the 76,000 shares of Common Stock owned directly by Driver Opportunity and the 213,000 shares of Common Stock held in the SMAs)	<1%

Common Stock, par value $0.001 per share	J. Abbott R. Cooper	289,000 shares of Common Stock (consisting of the 76,000 shares of Common Stock owned directly by Driver Opportunity and the 213,000 shares of Common Stock held in the SMAs)	<1%

Common Stock, par value $0.001 per share	Allison Ball (the Nominee)	Ms. Ball does not own beneficially or of record any shares of Common Stock.	0%

Other than the shares of Common Stock held by the Participants, as provided herein and in the Nomination Notice, none of the Participants know, or have the ability to know, as of the date of the Nomination Notice the securities ownership of other holders of the Company’s securities or of Company’s management. No Participant, and none of their associates, knows of any arrangements, including any pledge by any person of securities of the Company or any of the Company’s parents, the operation of which may at a subsequent date result in a change in control of the Company. None of the Participants, nor any of their associates, know of any other applicable disclosure under Item 403 of Regulation S-K.

We request that the Company indicate how such requested information is necessary to “permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations.” Id.

February 22, 2023

Purported Deficiency #11:

Pursuant to Article II, Section 2.2(d)(i)(D) of the Bylaws, “with respect to each [p]roposed Nominee for election or reelection to the Board of Directors,” a stockholder notice of nominations must “include a completed and signed questionnaire...” (emphasis added). The Company provided “a written questionnaire with respect to the background and qualification of such [Nominee],” pursuant to Section 2.4 of the Bylaws (the “Company Questionnaire”).

a.	The disclosures in Ms. Ball’ s Company Questionnaire omitted certain required information or required further clarification in order to allow the Company to determine if such disclosures comply with the Bylaws.

i.	The Nomination Notice provided a “business address” for Ms. Ball in accordance with Item S(b)(1)(i) of Schedule 14A. Question #1(d) of the Company Questionnaire requires the Nominee’s business address and home address. In Ms. Ball’s response, she provided an identical business address and home address. Such provided address is also identical to the business address provided in the Nomination Notice. The provided business address appears to be a residential address. Moreover, it does not match the public address of Hanover Technology, which the Nomination Notice stated is her “principal occupation. “

As stated above, the principal occupation of Ms. Ball is serving as Investment Partner of Hanover Technology. The principal business address of Ms. Ball is c/o Hanover Technology Investment Management, LLC, 3242 Bryn Mawr Drive, Dallas, Texas 75225. Driver notes that, like many individuals, particularly subsequent to the lockdowns imposed as a result of COVID 19, Ms. Ball works from home, therefore her home address, the address at which she principally works, is her “principal business address.”

Since FFWM appears to already be in possession of “the public address of Hanover Technology,” please explain the basis for requesting such information from Driver. While Driver understands that the true purpose of the Company Letters is to provide FFWM with a basis—an extremely flimsy and unreasonable basis—for rejecting the Nomination Notice, please explain why FFWM is asking Driver for information already in its possession.

ii.	Question #4 of the Company Questionnaire requires a description of the “nature of your responsibilities. “ Ms. Ball incorporated her biographical information set forth in the Nomination Notice, but such biographical information did not describe the “nature of [her] responsibilities.”

We believe the Company Questionnaire completed by Ms. Ball indicated the nature of her responsibilities at the positions she held within the past five years, as her roles at such companies/organizations were indicative of the nature of her responsibilities. However, on a voluntary basis, we are providing further information with respect to the nature of her responsibilities.

The nature of Ms. Ball’s responsibilities as an Investment Partner at Hanover Technology are carrying out the responsibilities of a general partner of an investment fund and her activities relate to, including but not limited to, fund raising, fund administration, portfolio management and investment analysis. The nature of Ms. Ball’s responsibilities as Partner at Accelerated Advisory are providing advisory services to start ups and other companies. The nature of Ms. Ball’s responsibilities as Board Member at Lincoln Network, Inc. (the “Lincoln Network”) are the standard responsibilities of a director, including but not limited to, reviewing and approving strategic plans, messaging and branding and compensation. The nature of Ms. Ball’s responsibilities as Vice President of Product at VSCO was building and leading teams across product management, data science, user research and customer support to develop and execute product strategy in the service of VSCO's mission. The nature of Ms. Ball’s responsibilities as Product Leader at Meta Platforms, Inc. was leading product development across its engagement growth teams. The nature of Ms. Ball’s responsibilities as Co-Founder and Board Member for Assembly related to the typical operations of running a business, developing technology for the company, and providing governance and oversight.

February 22, 2023

iii.	Question #4 of the Company Questionnaire requires the Nominee to “set forth ... any particular area of your professional or academic background that would be relevant for the Nominating and Corporate Governance Committee to consider.” The Nominee should provide “information that is material to [their] qualification to serve as a director of the Company.” During our diligence and efforts to gather information on Ms. Ball, we became aware that Ms. Ball cohosts a podcast entitled “Hell or High Ranch Water” along with Ms. Flores. Such information is “relevant [to] the Nominating and Corporate Governance Committee [...] [and] [material] to [their] qualification to serve as [directors] of the Company” and was not disclosed.

Ms. Ball has served as a Member-Manager of Hell or High Ranch Water, LLC (“Hell or High Ranch”), a podcast, since December 2020.

Please indicate how any information regarding the Hell or High Ranch Water podcast is “relevant [to] the Nominating and Corporate Governance Committee... [and] material to [their] qualification to serve as [directors] of the Company.” In addition, please advise Driver of any provision of either FFWM’s certificate of incorporation or the Bylaws establishing any “qualifications” to serve as a director. Absent any such “qualifications,” the sole qualification for service as a director is election by FFWM stockholders and the implication that the Board (or any committee thereof) is entitled to pass judgement on Ms. Ball’s “qualification” to serve as a director is an improper attempt to arrogate a right that belongs exclusively to FFWM stockholders, which would be a violation of the duty of loyalty.

iv.	Question #5 of the Company Questionnaire requires each Nominee to list directorship information. Ms. Ball provided that she was a Board Member of the Lincoln Network, Inc. from January 2021 to present. Such position was not listed in the biography contained in the Nomination Notice or in the questionnaire attached to the Nomination Notice provided by the Nominating Stockholder (the “Driver Questionnaire”).

We confirm that Ms. Ball has served as a Board Member at the Lincoln Network, since January

2021.

v.	Question #19 of the Company Questionnaire requires the Nominee to provide information regarding any entities that the Nominee controls, either directly or indirectly. Ms. Ball provided that “[a]s partner, [she] directly controls Accelerated Advisory Group, LLC.” However, it also appears that Ms. Ball controls Hanover Technology, an entity in which she is one of only two “Investment Partners.”

We confirm that Ms. Ball does not control, either directly or indirectly, Hanover Technology. Although her role is Investment Partner and she has significant influence over Hanover Technology, she does not have unilateral decision-making authority. Joseph Malchow, Hanover Technology’s founding partner and managing partner, has ultimate control of Hanover Technology.

February 22, 2023

Ms. Ball does not control, either directly or indirectly, Hell or High Ranch, as she does not have unilateral decision-making authority.

vi.	Question #20 of the Company Questionnaire requires the Nominee to disclose entities that the Nominee can “exert significant influence, either directly or indirectly [. . .] to the extent that the entity may be prevented from fully pursuing its own separate interests with regard to any transaction with the Company and its affiliates.” Ms. Ball provided that there are no such entities. However, this appears inconsistent with Ms. Ball’s answer to Question #19 of the Company Questionnaire, which stated that she controls Accelerated Advisory. Additionally, as one of only two Investment Partners, it appears that Ms. Ball also has the ability to exert significant influence over Hanover Technology.

Ms. Ball has the ability to exert significant influence over Accelerated Advisory, to the extent that it may be prevented from fully pursuing its own separate interests with regard to any transactions with the Company and its affiliates.

Ms. Ball has the ability to exert significant influence, either directly or indirectly, over Hanover Technology, to the extent that it may be prevented from fully pursuing its own separate interests with regard to any transactions with the Company and its affiliates. Ms. Ball has influence over investment decisions for Hanover Technology’s fund but Mr. Malchow, as the managing partner of Hanover Technology, approves all decisions. As stated above, Ms. Ball does not have unilateral decision-making authority.

Ms. Ball has the ability to exert significant influence over Hell or High Ranch, to the extent that it may be prevented from fully pursuing its own separate interests with regard to any transactions with the Company and its affiliates.

Please provide the justification for Question #20 of the Company Questionnaire and explain how the Company Questionnaire is to be used by the Board.

vii.	We understand that Ms. Ball and Ms. Flores run a podcast called Hell or High Ranch Water. Such information was not disclosed in the Company Questionnaire, the Driver Questionnaire or the Nomination Notice.

We confirm that Mses. Ball and Flores have cohosted Hell or High Ranch since December 2020.

viii.	Question #21 of the Company Questionnaire requires the disclosure of “any entities, other than those already listed in [the Nominee’s] responses to other questions in [the Company] Questionnaire, with which [the Nominee] serve[s] as a member of the board of directors or [has] any other employment relationship, even if the directorship and/or employment relationship does not result in [the Nominee’s] ability to exert control or significant influence over the entity ....” Information about Ms. Ball’s employment or involvement with Hell or High Ranch Water LLC was not disclosed in the Company Questionnaire, the Driver Questionnaire or the Nomination Notice.

Ms. Ball is a Member-Manager and 50% owner of Hell or High Ranch since December 2020.

February 22, 2023

ix.	Question #35(m) of the Company Questionnaire requires the disclosure of “any additional information that would be relevant, appropriate or helpful for the Company’s [Board] to consider when evaluating [the Nominee’s] ability to exercise independent judgment in carrying out the responsibilities of a director.” Ms. Ball’s omissions with respect to her relationship with Ms. Flores are pertinent to the Board in its evaluation of her “ability to exercise independent judgment in carrying out the responsibilities of a director.”

None.

Additionally, please see below for certain additional information requested in the February 7 Letter:

1.	Please confirm whether Ms. Ball controls Hanover Technology Investment Management, an entity in which she is one of only two Investment Partners, and state the nature of her control.

Please see the response to Purported Deficiency #11(a)(v) above.

2.	Please confirm whether Ms. Ball controls Accelerated Advisory Group, LLC, and describe the nature of her responsibilities.

We confirm that Ms. Ball controls Accelerated Advisory. For information regarding the nature of her responsibilities, please see the response to Purported Deficiency #11(a)(ii) above.

3.	Please confirm whether either or both of the Purported Nominees are owners or managers or representatives of Hell or High Ranch Water LLC, and describe the nature of their position(s).

As stated above, Ms. Ball is a Member-Manager and 50% owner of Hell or High Ranch since December 2020. As this entity does not have operations, Ms. Ball does not have responsibilities.

4.	Please state the name of any entities which either of the Purported Nominees own or control, or confirm that there are none. For each entity, please state the entity’s name and address.

As stated above, Ms. Ball is a 50% owner of Hell or High Ranch. The principal business address of Hell or High Ranch is 1221 McKinney Street, Suite 4500, c/o Chad Flores, Houston, TX 77010.

Ms. Ball controls Accelerated Advisory. The principal business address of Accelerated Advisory is 3242 Bryn Mawr Drive, Dallas, Texas 75225.

5.	Please state any entities (other than those discussed above) over which the Purported Nominees can exert significant influence, either directly or indirectly to the extent that the entity may be prevented from fully pursuing its own separate interests with regard to any transaction with the Company and its affiliates.

Except as set forth herein, there are no other entities over which Ms. Ball can exert significant influence, either directly or indirectly, to the extent that the entity may be prevented from fully pursuing its own separate interests with regard to any transaction with the Company and its affiliates.

6.	Please provide the disclosure required by Item 404(a) of Regulation S-K with respect to any immediate family members of the Purported Nominees.

Please see the response to Purported Deficiency #2 above.

February 22, 2023

7.	Please provide the information required by Item 402 of Regulation S-K with respect to the Purported Nominees and their associates, or confirm that there is no such information to provide.

Please see the response to Purported Deficiency #4 above.

*	*	*

The submission of this letter and of the Nomination Notice are neither an admission that any procedures for notice concerning the nomination of directors to the Board are legal, valid or binding, nor an admission to the merit of any of the Company’s alleged deficiencies in the Nomination Notice. Driver reserves all rights to challenge any procedures for notice concerning the nomination of directors to the Board or the Company’s interpretation and implementation of such procedures.

Very truly yours,

DRIVER OPPORTUNITY PARTNERS I LP

Driver Management Company LLC, its general partner

/s/ J. Abbott R. Cooper
Name:	J. Abbott R. Cooper
Title:	Managing Member

cc:	Andrew Freedman, Olshan Frome Wolosky LLP Dorothy Sluszka, Olshan Frome Wolosky LLP